Exhibit 99.1
AEI
(the “Company”)
NOTICE OF ANNUAL GENERAL MEETING
To Be Held on May 25, 2010
To the Shareholders of AEI:
NOTICE is hereby given that the annual general meeting of shareholders of the Company (the “Meeting”) will be held at the offices of AEI Services LLC, 700 Milam Street, Suite 700, Houston, Texas 77002 on Tuesday, May 25, 2010 at 10:00 a.m. Houston (U.S. Central) Time to consider and vote upon the following proposals:
1.	to ratify the selection of Deloitte & Touche LLP as the Company’s auditors for the period ended December 31, 2010; and

2.	to elect members of the Board of Directors of the Company to serve until their earlier resignation or removal.
The Company has fixed the close of business on May 10, 2010, as the record date for the Meeting. Only holders of record of our ordinary shares on that date will be entitled to notice of and to vote at the extraordinary general meeting or any postponement or adjournment of the extraordinary general meeting.
A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in such shareholder’s place. A proxy need not be a shareholder of the Company. A form of proxy is attached. To be valid, please complete, sign and date the enclosed form of proxy and deliver it to the undersigned as directed on the form of proxy at any time prior to the commencement of the Meeting.

By Order of the Board of Directors, Maureen J. Ryan Secretary
May 7, 2010
Houston, Texas